August 28, 2014
VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:     Patrick Gilmore, Accounting Branch Chief
Eiko Yaoita Pyles, Staff Accountant

Re:    RealPage, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed March 3, 2014
File No. 001-34846

Ladies and Gentlemen:
On behalf of RealPage, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated August 18, 2014 relating to the Company’s Form 10-K for the Fiscal Year Ended December 31, 2013 Filed March 3, 2014 (File No. 001-34846).
In this letter, we have recited the comments from the Staff Letter in italicized, bold type and followed each comment with the Company’s response.
Item 1. Business, page 2

1.
We note your response to prior comment 1 that you do not believe that disclosing any backlog information would not be material to investors. We also note that in your earnings calls you discuss the growth in your bookings each period, although such amounts are not quantified. Please clarify whether your reference to bookings is equivalent to backlog or your total contract value. Additionally, considering you discuss the growth in your bookings in your earnings calls, please tell us why you believe the quantification of backlog is not material to investors.

Management’s response:
We use bookings as a metric for evaluating our sales force. We have discussed the growth in bookings during our earnings calls solely to provide investors a measurement for sales force productivity rather than to quantify amounts that could or will translate into revenue. Bookings are an estimate of the annual contract value of all sales orders processed during a period. Since sales orders alone do not represent firm purchase commitments and bookings only represent sales orders processed during a period, we believe that bookings, unlike backlog, do not represent revenue that we expect to earn in the future. Therefore, we believe that disclosure of the amount of bookings would not provide information that is equivalent to backlog information.

In our industry, we believe the best way to provide investors with information about expected future revenue, which we understand as the intent of the backlog disclosure, is by providing an estimate of the total Annual Customer Value (“ACV”) for our active clients as of a specified date. This amount is equivalent to the annual value of existing subscription agreements and initial license fees and an estimate of the annual value of transaction-based on demand revenue. Based on feedback and inquiries from our investors, we believe ACV is more indicative of our future revenue and is a more useful measurement than a backlog figure. We disclose ACV in our earnings releases on Form 8K and will include this disclosure in Item 1. Business in our future Form 10-K filings.

* * * * *
The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct your questions or comments regarding this letter to the undersigned by telephone to 972-820-3770 or by facsimile to 972-820-3932. Thank you for your assistance.

Respectfully submitted,

/S/ W. BRYAN HILL
W. Bryan Hill

cc:	Margot Lebenberg Carter, RealPage, Inc.